SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Korea Electric Power Corporation (“KEPCO”) hereby calls the annual ordinary general meeting of shareholders (“AGM”) and seeks the attendance of its shareholders.

The following is an English translation of the notice given to the shareholders in connection with the AGM:

To: Shareholders

From: JongKap Kim, President & CEO of KEPCO

We hereby call the fiscal year 2019 AGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: March 27, 2020 / 11:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322

Korea Electric Power Corporation

3.	Items to be Reported:

•	Audit report

•	Management report on KEPCO’s operation

•	Operation report on internal accounting control system

4.	Agenda for Shareholder Approval:

1)	Approval of financial statements for the fiscal year 2019

2)	Approval of the ceiling amount of remuneration for directors in 2020

3)	Approval of amendments to the Articles of Incorporation of KEPCO

Details on the proposed agenda for the AGM are attached.

*

KEPCO will hold its AGM on March 27, 2020, which is one of what is known in Korea as “Super AGM Days” on account of the fact that many publicly traded companies in Korea hold their AGMs toward the end of March. The Financial Services Commission of Korea (the “FSC”) encourages publicly traded companies in Korea to hold their AGMs on a day other than a Super AGM Day in order to facilitate shareholder attendance at AGMs, and under the FSC guidelines KEPCO is required to publicly disclose why it will hold its AGM on a Super AGM Day. It is necessary for KEPCO to hold this year’s AGM on a Super AGM Day mainly due to scheduling concerns related to the finalization of its consolidated financial statements, external auditor’s audit as well as management’s impending needs to approve major business and operational decisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in
Name:	Kim, Byung-in
Title:	Vice President

Date: March 12, 2020

Attachment

Agenda 1. Approval of Financial Statements for the Fiscal Year 2019

KEPCO seeks to obtain approval for its consolidated financial statements, separate financial statements and accompanying documents for the fiscal year 2019, pursuant to Article 449 of the Commercial Act, Article 43 of the Act on the Management of Public Institutions and Article 50 of the Articles of Incorporation of KEPCO.

Disclaimer: The financial statements for the fiscal year 2019 as presented below is in accordance with the International Financial Reporting Standard adopted in Korea (K-IFRS), and are subject to shareholders’ approval.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Financial Statements

December 31, 2019

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

In millions of won		2019	2018
Assets
Current assets
Cash and cash equivalents	~~W~~	1,810,129	1,358,345
Current financial assets, net		1,586,509	2,359,895
Trade and other receivables, net		7,701,452	7,793,592
Inventories, net		7,050,700	7,188,253
Income tax refund receivables		99,718	143,214
Current non-financial assets		1,206,377	878,888
Assets held-for-sale		28,116	22,881

Total current assets		19,483,001	19,745,068

Non-current assets
Non-current financial assets, net		2,563,498	2,113,613
Non-current trade and other receivables, net		2,002,297	1,819,845
Property, plant and equipment, net		164,701,827	152,743,194
Investment properties, net		158,580	159,559
Goodwill		97,977	2,582
Intangible assets other than goodwill, net		1,069,976	1,225,942
Investments in associates		4,251,802	4,064,820
Investments in joint ventures		1,663,029	1,813,525
Defined benefit assets, net		1,047
Deferred tax assets		1,437,829	1,233,761
Non-current non-financial assets		166,929	327,152

Total non-current assets		178,114,791	165,503,993

Total Assets	~~W~~	197,597,792	185,249,061

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2019 and 2018

In millions of won		2019	2018
Liabilities
Current liabilities
Trade and other payables, net	~~W~~	6,649,402	6,405,395
Current financial liabilities, net		8,930,903	7,981,879
Income tax payables		358,277	285,420
Current non-financial liabilities		5,688,353	5,574,041
Current provisions		2,604,721	1,594,798

Total current liabilities		24,231,656	21,841,533

Non-current liabilities
Non-current trade and other payables, net		6,965,760	2,941,696
Non-current financial liabilities, net		59,115,598	53,364,911
Non-current non-financial liabilities		8,834,452	8,160,033
Employee benefits liabilities, net		1,929,854	1,645,069
Deferred tax liabilities		8,564,775	9,617,309
Non-current provisions		19,066,048	16,585,748

Total non-current liabilities		104,476,487	92,314,766

Total Liabilities	~~W~~	128,708,143	114,156,299

Equity
Contributed capital
Share capital	~~W~~	3,209,820	3,209,820
Share premium		843,758	843,758

		4,053,578	4,053,578

Retained earnings
Legal reserves		1,604,910	1,604,910
Voluntary reserves		34,785,425	35,906,267
Unappropriated retained earnings		12,811,798	14,007,942

		49,202,133	51,519,119

Other components of equity
Other capital surplus		1,226,364	1,234,825
Accumulated other comprehensive loss		(280,730)	(358,570)
Other equity		13,294,973	13,294,973

		14,240,607	14,171,228

Equity attributable to owners of the controlling company		67,496,318	69,743,925
Non-controlling interests		1,393,331	1,348,837

Total Equity	~~W~~	68,889,649	71,092,762

Total Liabilities and Equity	~~W~~	197,597,792	185,249,061

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2019 and 2018

In millions of won, except per share information		2019	2018
Sales
Sales of goods	~~W~~	56,894,876	57,897,804
Sales of services		408,290	392,867
Sales of construction services		1,264,916	1,742,391
Revenue related to transfer of assets from customers		604,808	594,548

		59,172,890	60,627,610

Cost of sales
Cost of sales of goods		(55,750,468)	(55,976,628)
Cost of sales of services		(1,030,601)	(592,224)
Cost of sales of construction services		(998,766)	(1,638,869)

		(57,779,835)	(58,207,721)

Gross profit		1,393,055	2,419,889
Selling and administrative expenses		(2,669,576)	(2,627,890)

Operating Loss		(1,276,521)	(208,001)
Other non-operating income		393,165	375,346
Other non-operating expense		(241,913)	(231,330)
Other gains (losses), net		(582,258)	(621,124)
Finance income		1,009,706	796,870
Finance expenses		(2,782,156)	(2,470,743)
Profit (loss) related to associates, joint ventures and subsidiaries
Share in profit of associates and joint ventures		257,673	473,269
Gain on disposal of investments in associates and joint ventures		70,094	5,079
Gain on disposal of investments in subsidiaries		—	73
Share in loss of associates and joint ventures		(90,853)	(110,168)
Loss on disposal of investments in associates and joint ventures		(2)	(2,183)
Impairment loss on investments in associates and joint ventures		(22,517)	(7,907)
Loss on disposal of investments in subsidiaries		(256)	—

		214,139	358,163

Loss before income tax		(3,265,838)	(2,000,819)
Income tax benefit (expense)		1,002,303	826,321

Loss for the period	~~W~~	(2,263,535)	(1,174,498)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2019 and 2018

In millions of won, except per share information		2019	2018
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	~~W~~	42,315	(108,169)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		(6,789)	(1,153)
Net change in fair value of equity investments at fair value through other comprehensive income (loss)		(11,732)	(34,185)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		19,242	211
Foreign currency translation of foreign operations, net of tax		72,816	(20,717)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		19,344	57,088

Other comprehensive loss, net of tax		135,196	(106,925)

Total comprehensive Loss for the period	~~W~~	(2,128,339)	(1,281,423)

Loss attributable to:
Owners of the controlling company	~~W~~	(2,345,517)	(1,314,567)
Non-controlling interests		81,982	140,069

	~~W~~	(2,263,535)	(1,174,498)

Total comprehensive loss attributable to:
Owners of the controlling company	~~W~~	(2,239,147)	(1,426,477)
Non-controlling interests		110,808	145,054

	~~W~~	(2,128,339)	(1,281,423)

Loss per share (in won)
Basic and diluted earnings (loss) per share	~~W~~	(3,654)	(2,048)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

In millions of won		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2018	~~W~~	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641
Effect of change in accounting policy		—	71,928	(76,851)	(4,923)	—	(4,923)

Adjusted balance at January 1, 2018		4,053,578	53,442,486	14,180,458	71,676,522	1,283,196	72,959,718
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(1,314,567)	—	(1,314,567)	140,069	(1,174,498)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(100,495)	—	(100,495)	(7,674)	(108,169)
Share in other comprehensive income of associates and joint ventures, net of tax		—	(1,153)	—	(1,153)	—	(1,153)
Net change in fair value of financial assets at fair value through other comprehensive income		—	—	(34,125)	(34,125)	(60)	(34,185)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(1,140)	(1,140)	1,351	211
Foreign currency translation of foreign operations, net of tax		—	—	(32,086)	(32,086)	11,369	(20,717)
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	57,089	57,089	(1)	57,088
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	(507,152)	—	(507,152)	(92,741)	(599,893)
Issuance of shares of capital by subsidiaries and others		—	—	1,032	1,032	17,183	18,215
Changes in consolidation scope		—	—	—	—	9,530	9,530
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance at December 31, 2018	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2019 and 2018

In millions of won		Equity attributable to owners of the controlling company
		Contributed capital	Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2019	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762
Total comprehensive income (loss) for the period
Net profit (loss) for the period		—	(2,345,517)	—	(2,345,517)	81,982	(2,263,535)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	36,160	—	36,160	6,155	42,315
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(6,789)	—	(6,789)	—	(6,789)
Net change in fair value of financial assets at fair value through other comprehensive loss		—	—	(11,732)	(11,732)	—	(11,732)
Others		—	(840)	840	—	—	—
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	14,041	14,041	5,201	19,242
Foreign currency translation of foreign operations, net of tax		—	—	55,347	55,347	17,469	72,816
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	19,343	19,343	1	19,344
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(99,255)	(99,255)
Issuance of shares of capital by subsidiaries and others		—	—	—	—	21,071	21,071
Transactions between consolidated entities		—	—	(8,460)	(8,460)	323	(8,137)
Changes in consolidation scope		—	—	—	—	24,932	24,932
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance at December 31, 2019	~~W~~	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

In millions of won		2019	2018
Cash flows from operating activities
Loss for the period	~~W~~	(2,263,535)	(1,174,498)

Adjustments for:
Income tax expense (benefit)		(1,002,303)	(826,321)
Depreciation		10,971,825	9,905,856
Amortization		156,915	118,938
Employee benefit expense		712,460	360,575
Bad debt expense		16,629	57,468
Interest expense		2,046,811	1,868,458
Loss on sale of financial assets		2,106	1
Loss on disposal of property, plant and equipment		72,508	60,704
Loss on abandonment of property, plant, and equipment		364,233	481,176
Loss on impairment of property, plant, and equipment		50,034	710,162
Loss on impairment of intangible assets		513,609	8,112
Loss on disposal of intangible assets		827	43
Increase to provisions		2,317,972	1,056,994
Loss (gain) on foreign currency translation, net		370,309	243,378
Gain on valuation of financial assets at fair value through profit or loss		(5,575)	(8,495)
Loss on valuation of financial assets at fair value through profit or loss		4,513	6,616
Valuation and transaction loss (gain) on derivative instruments, net		(403,765)	(300,500)
Share in loss (income) of associates and joint ventures, net		(166,820)	(363,101)
Gain on sale of financial assets		(3,866)	(1,838)
Gain on disposal of property, plant and equipment		(43,784)	(98,077)
Gain on disposal of intangible assets		(206)	(12)
Gain on disposal of associates and joint ventures		(70,094)	(5,079)
Loss on disposal of associates and joint ventures		2	2,183
Impairment loss on associates and joint ventures		22,517	7,907
Gain on disposal of subsidiaries		—	(72)
Loss on disposal of subsidiaries		256	—
Interest income		(268,118)	(223,767)
Dividend income		(13,838)	(12,777)
Others, net		64,535	81,317

		15,709,692	13,129,849

Changes in:
Trade receivables		95,345	246,755
Non-trade receivables		64,027	154,580
Accrued income		83,589	(484,718)
Other receivables		(116,583)	(61,961)
Other current assets		(271,986)	(148,509)
Inventories		(980,216)	(1,771,550)
Other non-current assets		(575,675)	(54,148)
Trade payables		(546,159)	478,744
Non-trade payables		281,904	(292,912)
Accrued expenses		(486,547)	(361,204)
Other current liabilities		418,668	250,112
Other non-current liabilities		890,976	287,488
Investments in associates and joint ventures (dividends received)		215,612	175,175
Provisions		(1,513,860)	(1,132,969)
Payments of employee benefit obligations		(65,242)	(89,253)
Plan assets		(348,386)	(330,064)

	~~W~~	(2,854,533)	(3,134,434)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

In millions of won		2019	2018
Cash generated from operating activities	~~W~~	10,516,178	8,820,917
Dividends received (financial assets at fair value through other comprehensive income)		24,255	11,182
Interest paid		(2,027,850)	(1,895,898)
Interest received		186,122	194,221
Income taxes paid		(295,430)	(450,290)

Net cash from operating activities		8,478,721	6,680,132

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		—	1,617
Acquisition of associates and joint ventures		(107,924)	(319,425)
Proceeds from disposals of property, plant and equipment		293,725	234,138
Acquisition of property, plant and equipment		(14,000,359)	(12,266,870)
Proceeds from disposals of intangible assets		6,807	13
Acquisition of intangible assets		(229,426)	(110,587)
Proceeds from disposals of financial assets		2,783,474	2,419,259
Acquisition of financial assets		(2,165,342)	(2,841,651)
Increase in loans		(324,407)	(188,675)
Collection of loans		246,863	100,010
Increase in deposits		(280,637)	(299,564)
Decrease in deposits		275,314	259,930
Proceeds from disposals of assets held-for-sale		30,662	18,716
Receipt of government grants		21,705	30,416
Cash outflow from merger		(154,311)	—
Net cash inflow (outflow) from changes in consolidation scope		(2,917)	2,141
Other cash inflow (outflow) from investing activities, net		(156,120)	(53,769)

Net cash used in investing activities		(13,762,893)	(13,014,301)

Cash flows from financing activities
Proceeds from (repayment of) short-term borrowings, net		188,957	(183,660)
Proceeds from long-term borrowings and debt securities		13,221,407	14,251,586
Repayment of long-term borrowings and debt securities		(7,068,290)	(8,095,590)
Payment of finance lease liabilities		(575,198)	(134,454)
Settlement of derivative instruments, net		102,146	60,907
Change in non-controlling interest		17,365	20,113
Dividends paid (hybrid bond)		(13,385)	(17,658)
Dividends paid		(99,356)	(599,391)
Other cash outflow from financing activities, net		—	(175)

Net cash from financing activities		5,773,646	5,301,678

Net decrease in cash and cash equivalents before effect of exchange rate fluctuations		489,474	(1,032,491)
Effect of exchange rate fluctuations on cash held		(37,690)	21,097

Net decrease in cash and cash equivalents		451,784	(1,011,394)
Cash and cash equivalents at January 1		1,358,345	2,369,739

Cash and cash equivalents at December 31	~~W~~	1,810,129	1,358,345

Agenda 2. Approval of the ceiling amount of remuneration for directors

KEPCO seeks to obtain approval regarding the ceiling amount of remuneration for directors for the fiscal year 2020, pursuant to Article 388 of the Commercial Act and Article 35 of the Articles of Incorporation of KEPCO.

•	Proposed aggregate ceiling on remuneration for directors:

•	2,247,869 thousand won in fiscal year 2020 (total number of directors: 15; number of non-standing directors: 8)

•	2,174,564 thousand won in fiscal year 2019 (total number of directors: 15; number of non-standing directors: 8)

•	The actual remuneration for directors in the fiscal year 2019 was 1,586,595 thousand won.

•

We proposed to increase the maximum aggregate amount of remuneration for directors in 2020 by 3.37% compared to 2019 as a result of (i) the notification by the Government to increase the remuneration for directors of government controlled entities by 2.8% and (ii) the increased performance-based compensation by 16,381 thousand won as a result of the increased remuneration for directors and (iii) the increased severance payments due to the increase in the average incumbency of our directors from 20 months to 25 months.

Agenda 3. Approval of amendments to the Articles of Incorporation of KEPCO (the “Articles of Incorporation”)

1)	KEPCO proposes to amend the Articles of Incorporation pursuant to Article 433 of the Commercial Act and Article 4 of the Articles of Incorporation.

2)

KEPCO proposes to amend the Articles of Incorporation in light of the enactment and enforcement of the Act on Electronic Registration of Stocks, Bonds, etc. (the “Electronic Registration Act”) and to comply with the Act on the Management of Public Institutions.

•	The Electronic Registration Act governs the rules regarding the registration of rights represented by securities certificates via electronic means without requiring physical securities certificates.

•	KEPCO proposes to make the following amendments to the Articles of Incorporation:

•

Delete references to specific types of share certificates issued and introduce a new clause providing for the electrionic registration of rights that would be presented by share certificates and preemptive right certificates (Article 7, Section 2 of the Articles of Incorporation).

•	Remove a clause related to issuance of share certificates that is no longer applicable due to the electronic registration requirements under the Electronic Registration Act (Article 9).

•	Revise to reflect the fact that under the Electronic Registration Act, an appointment of transfer agent would in fact be required (Article 13).

•	Remove a clause related to the reporting of addresses, names and seals of the shareholders to the transfer agent, as this is no longer applicable under the Electronic Registration Act (Article 14).

•	Introduce a new clause providing for the electronic registration of rights that would be represented by bond certificates and subscription warrant certificates (Article 17-4).

•	Delete the references to specific articles in the Act on the Management of Public Institution (Article 26-2).

•	The table below compares the current provisions in the Articles of Incorporation with the proposed amendments.

Current provision	Proposed amendment	Rationale

Article 7 (Par Value and Types of Shares and Denominations of Share Certificates)

(2) Share certificates shall be issued in eight (8) denominations of one (1), five (5), ten (10), fifty (50), one-hundred (100), five-hundred (500), one-thousand (1,000) and ten-thousand (10,000) shares.

Article 7 (Par Value and Electronic Registration of Rights that would be Represented by Share Certificates and Preemptive Rights Certificates)

(2) The Corporation shall electronically register rights that would be represented by its share certificates and preemptive right certificates on the electronic registry maintained by the electronic registrar, in lieu of issuing share certificates and preemptive right certificates.

To delete types of share certificates issued and to introduce a new clause providing for the electronic registration of rights that would be presented by share certificates and preemptive right certificates

Article 9 (Non-Issuance of Share Certificates) Upon request from the shareholders, the Corporation shall not issue share certificates for all or a portion of the shares.	Article 9 (Deleted) (Deleted)	Share certificates shall not be issued in accordance with the Electronic Registration Act.

Article 13 (Changes in Entries in the Register of Shareholders) (1) The Corporation may appoint a transfer agent.	Article 13 (Changes in Entries in the Register of Shareholders) (1) The Corporation shall appoint a transfer agent.	Appointment of transfer agent is de facto mandatory under the Electronic Registration Act.

Article 14 (Report of Addresses, Names and Seals of Shareholders)

(1) Shareholders and registered pledgees shall report to the transfer agent mentioned in Article 13 their respective names, addresses and seals.

(2) Shareholders and registered pledgees who reside in foreign countries shall report their respective addresses to which and agents to whom notices may be given in Korea.

(3) Any changes in the items stated in Paragraphs (1) and (2) shall also be reported.

	Article 14 (Deleted) (Deleted)	To remove requirement to report addresses, names and seals of shareholders to the transfer agent, as such information is not required to be reported if the rights that would be presented by share certificates are electronically registered.

(New Provision)

Article 17-4 (Electronic Registration of Rights that would be Represented by Bond Certificates and Subscription Warrant Certificates)

The Corporation shall electronically register rights that would be represented by bond certificates and subscription warrant certificates on the electronic registry maintained by the electronic registrar, in lieu of issuing bond certificates and subscription warrant certificates.

To introduce a new clause for the electronic registration of rights that would be represented by bond certificates and subscription warrant certificates.

Article 26-2 (Appointment of Officers)

(6) The President shall not be dismissed from office unless the person who appointed the President dismissed the President pursuant to Article 22 Paragraph (1), Article 35 Paragraph (3), and Article 48 Paragraph (6) of the Public Agencies Management Act.

Article 26-2 (Appointment of Officers, etc.)

(6) The President shall not be dismissed from office unless the authorized person to appoint the President dismisses the President pursuant to ~~Article 22 Paragraph (1), Article 35 Paragraph (3), and Article 48 Paragraph (6) of~~ the Public Agencies Management Act (a.k.a. Act on the Management of Public Institutions).

To delete the reference to specific articles of the Act on the Management of Public Institution

(to avoid any discrepancy with, and in preparation of any future amendment to, the Act on the Management of Public Institutions)

All amendments to the Articles of Incorporation shall be effective on and from the date in which the amendments have been promulgated.